Exhibit 99.1

National Instrument 44-101 Short Form Prospectus Distributions

Notice Declaring Intention to be Qualified under National Instrument 44-101

Short Form Prospectus Distributions

(“NI 44-101”)

February 6, 2006
TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Kimber Resources Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

KIMBER RESOURCES INC.
Per:“M. E. Hoole”

_________________________________ Signature Michael E. Hoole _________________________________ Name Vice President, Secretary and Director _________________________________ Title